July 17, 2006

Benton H. Wilcoxon
Chairman of the Board
Composite Technology Corporation
2026 McGaw Avenue
Irvine, CA 92614

> **Re:** **Composite Technology Corporation**
> **Registration Statement on Form S-3**
> **Filed June 1, 2006**
> **File No. 333-134652**

Dear Mr. Wilcoxon:

We have reviewed your response letter dated June 30, 2006, and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Form S-3</u>

1. Please note that any Exchange Act reports filed after the date of the initial filing and prior to effectiveness of this registration statement must be specifically incorporated by reference before the filing is declared effective. Please file an amendment accordingly prior to effectiveness. Please refer to phone interpretation H.69 in the Securities Act Form S-3 section of the Division's *Manual of Publicly Available Telephone Interpretations* available on the Commission's website.

Form 10-K for fiscal year ended September 30, 2005

Item 9A. Controls and Procedures, page 107

2.   We note your response to our prior comment 4. The Singer Lewak report on page 63 does <u>not</u> disclaim an opinion since it expresses an opinion on both management's assessment and the effectiveness of internal controls. Please revise your disclosures on page 111 to remove the reference to the disclaimer opinion and clearly disclose the type of opinion issued or tell us why you feel the reference to the disclaimer is appropriate. We are also unclear about the reference in response number 7 that your auditors were not able to fully conclude that your internal control system was effective and in place for the entire year and thus they were required to disclaim an opinion on your internal control structure.

Form 10-Q for the quarter ended March 31, 2006

Item 4. Controls and Procedures, page 60

3.   We note your response to comment number 7. We also note that many of your remediation efforts were not completed until fiscal 2006 and the material weaknesses to inventory were not remediated until March 2006. Please tell us more about the timing of your remediation efforts, when these were completed and how you were able to conclude that controls were effective December 31, 2005.

Form 8-K for the EU Energy Transaction Filed June 8, 2005

4.   We note your response to our prior comment 8. Since the acquisition of EU Energy is probable the financial statements and pro forma information must be filed before the registration statement on Form S-3 can be declared effective. We also note the acquisition was completed on July 5, 2006. Please provide the financial statements and pro forma information required by Rules 3-05 and 11-02 of Regulation S-X for the acquisition of EU Energy.

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Jeanne Bennett at (202) 551-3606 or Brian Cascio, Accounting Branch Chief, at (202) 551-3676 if you have any questions regarding comments on the financial statements and related matters. Please contact Eduardo Aleman at (202) 551-3646 or me at (202) 551-3800 with any other questions.

Sincerely,

Peggy Fisher
Assistant Director

cc(via facsimile): Kevin K. Leung, Esq.